Grubb and Nadler Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
RETAIL SALES- GNN	2,058,999.81
RETAIL SALES - FGG SF	4,822,101.05
Total Income	6,881,100.86
Cost of Goods Sold	
COST OF GOODS SOLD	2,461,392.41
MERCHANT ACCOUNT FEES	136,850.91
Total COGS	2,598,243.32
Gross Profit	4,282,857.54
Expense	
ADVERTISING AND PROMOTION	51,695.77
AUTOMOBILE EXPENSE	161,504.56
BUSINESS LICENSES AND PERMITS	4,587.77
CHARITABLE CONTRIBUTIONS	282.00
DEPRECIATION EXPENSE	42,498.00
INSURANCE EXPENSE	47,783.36
INTEREST EXPENSE	81,216.26
MERCHANDISING EXPENSE	11,621.93
OFFICE/BUSINESS EXPENSES	516,893.16
OUTSIDE SERVICES	198,967.51
PAYROLL	3,109,918.22
PAYROLL EXPENSES	2,323.32
TAXES AND PERMITS	77,299.17
TRAVEL EXPENSE	17,734.90
UTILITIES	211,557.22
Total Expense	4,535,883.15
Net Ordinary Income	-253,025.61
Other Income/Expense	
Other Income	
FFCRA	1,795.67
Other Misc. Income	21,716.78
PPP Forgiveness	541,047.24
Rental Income	7,061.28
Total Other Income	571,620.97
Net Other Income	571,620.97
Net Income	**318,595.36**

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
GNN Checking - BofA - 11586	4,873.09
NRB Checking - 9835	99,618.93
Petty Cash - GNN	570.25
Total Checking/Savings	105,062.27
Accounts Receivable	
Accounts Receivable	88,074.39
Total Accounts Receivable	88,074.39
Other Current Assets	
A/R RETAIL	-12,226.87
Trade Receivable - GNN	46,802.05
Accrued Health Insurance	13,457.92
Cash Clearing	15,204.25
Cash clearing - GNN	19,466.18
Cash in safety deposit box	1,100.00
INVENTORY ASSET	
Inventory Asset - GNN	3,125,965.00
Inventory Asset - RETAIL	225,050.00
Total INVENTORY ASSET	3,351,015.00
Prepaid Insurance Premium	4,250.84
Total Other Current Assets	3,439,069.37
Total Current Assets	3,632,206.03
Fixed Assets	
VEHICLES AND EQUIPMENT	529,103.41
FURNITURE AND EQUIPMENT	2,909.16
Land & Buildings	4,044.00
Machinery & Equipment	66,966.59
OTHER FIXED ASSETS	84,073.53
POS system	28,786.61
ACCUMULATED DEPRECIATION	-512,825.00
Total Fixed Assets	203,058.30
Other Assets	
SECURITY DEPOSIT ASSET	8,000.00
Total Other Assets	8,000.00
TOTAL ASSETS	**3,843,264.33**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
ACCOUNTS PAYABLE	262,239.70
Total Accounts Payable	262,239.70
Credit Cards	
CREDIT CARDS	109,977.55
Total Credit Cards	109,977.55

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Other Current Liabilities	
Accrued Insurance Payable	130.00
American AGCredit Credit Line	301,536.98
Deposits Received on Acct - SF	18,678.29
Gift Cert Outstanding -SF	221,363.65
Intercompany receivable	1,273,790.47
LOAN - GRUBB	-13,519.81
LOAN - NADLER	70,872.15
LOANS VEHICLES & EQUIPMENT	234,462.44
PPP Loan American AG	10,000.00
Sales Tax owed	460,209.87
Store Credits Outstanding SF	105,540.92
Total Other Current Liabilities	2,683,064.96
Total Current Liabilities	3,055,282.21
Long Term Liabilities	
CARES Deferred Payroll Taxes	111,394.30
P.D. Trade out - 2021	25,444.34
SBA EIDL Loan	149,900.00
Total Long Term Liabilities	286,738.64
Total Liabilities	3,342,020.85
Equity	
Common Stock	410,091.95
Treasury Stock	-118,063.74
RETAINED EARNINGS	-109,380.09
Net Income	318,595.36
Total Equity	501,243.48
TOTAL LIABILITIES & EQUITY	**3,843,264.33**

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	318,595.36
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-90,874.39
A/R GNN	125,357.78
A/R RETAIL	209,485.72
Trade Receivable - GNN	-263.97
Accrued Health Insurance	-12,487.88
Cash Clearing	-9,744.69
Cash Clearing - FGG	-8,025.71
Cash clearing - GNN	-5,799.68
Cash Clearing - WEB	-506.65
Employee Loans/Advances	975.00
INVENTORY ASSET:Inventory Asset - GNN	39,183.72
INVENTORY ASSET:Inventory Asset - RETAIL	112,051.00
PD Loan (Buy Out)	84,732.50
Prepaid Insurance Premium	2,448.87
ACCOUNTS PAYABLE	-179,317.39
CREDIT CARDS:Bank Of America Visa - 0145	-9,434.99
CREDIT CARDS:Capital One 3219	1,032.22
CREDIT CARDS:Chase Southwest Visa - 4276	-5,872.55
CREDIT CARDS:Chase Visa -7016/8409	-7,684.51
Accrued Insurance Payable	36.00
Accrued Taxes	-29,615.76
American AGCredit Credit Line	-398,463.02
Deposits Received on Acct - SF	1,599.88
Gift Cert Outstanding -SF	51,596.94
Intercompany receivable	-26,100.00
LOAN - GRUBB	-65,866.85
LOAN - NADLER	43,151.33
Loans to Shareholder	-269,703.00
LOANS VEHICLES & EQUIPMENT:2016 Mercedes Van - Daimler	-10,159.14
LOANS VEHICLES & EQUIPMENT:Kubota - 4WD Tractor	27,078.65
LOANS VEHICLES & EQUIPMENT:Kubota L2501DT-R1/TRACTOR Loan	-6,445.92
LOANS VEHICLES & EQUIPMENT:Kubota RTV-X1140 Loan	-8,522.76
LOANS VEHICLES & EQUIPMENT:Kubota Tractor -2017	-3,129.12
LOANS VEHICLES & EQUIPMENT:Mercedes 2020	56,764.53
LOANS VEHICLES & EQUIPMENT:Toyota Hino	-17,501.95
LOANS VEHICLES & EQUIPMENT:US Bank Loan Forklift 2020	32,930.49
LOANS VEHICLES & EQUIPMENT:WFB Loan - Skid Steer	-16,435.90
P.D. Trade out - 2020	-50,000.00
PPP Loan American AG	10,000.00
Sales Tax owed	-72,088.90
Store Credits Outstanding SF	11,471.81
Net cash provided by Operating Activities	**-175,552.93**
INVESTING ACTIVITIES	
VEHICLES AND EQUIPMENT:Big Tex Trailer (South)	12,103.16
VEHICLES AND EQUIPMENT:2020 Mercedes M3CA76	-62,800.06
VEHICLES AND EQUIPMENT:2020 MARIOTTI MODEL ME8C FORKLI	-37,279.80
VEHICLES AND EQUIPMENT:2009 Bobcat S185 (South)	30,925.00
VEHICLES AND EQUIPMENT:2006 Bobcat S185 (South)	38,783.00
VEHICLES AND EQUIPMENT:Kubota Tractor	-33,371.65
FURNITURE AND EQUIPMENT	-350.00
Machinery & Equipment	-15,466.00
OTHER FIXED ASSETS:Facilities Upgrades/Fixtures	-29,010.65
OTHER FIXED ASSETS:Leasehold Improvements	-37,221.99
ACCUMULATED DEPRECIATION	-39,313.16
Net cash provided by Investing Activities	**-173,002.15**

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
FINANCING ACTIVITIES	
CARES Deferred Payroll Taxes	111,394.30
P.D. Trade out - 2021	-8,964.40
SBA EIDL Loan	149,900.00
RETAINED EARNINGS	68,633.10
Net cash provided by Financing Activities	320,963.00
Net cash increase for period	-27,592.08
Cash at beginning of period	132,654.35
Cash at end of period	**105,062.27**